Finance of America Companies Inc.

767 Fifth Avenue, 46th Floor

New York, New York 10153

February 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Sonia Bednarowski

RE:	Finance of America Companies Inc. (the “Company”)

Registration Statement on Form S-4

(File No. 333-249897) (the “Registration Statement”)

Dear Ms. Bednarowski:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement such that the Registration Statement will become effective as of 12:00 p.m. on Friday, February 12, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

FINANCE OF AMERICA COMPANIES INC.

By:	/s/ Edmond M. Safra
Name:	Edmond M. Safra
Title:	Chairman, President and Assistant Secretary